FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report Of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June, 2009

Commission File No. 000-30972

BRADNER VENTURES LTD.

(Translation of registrant's name into English)

Suite 1680-200 Burrard Street, Vancouver, British Columbia, Canada V6C 3L6

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [ X] Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -______________

BRADNER VENTURES LTD.

1680 - 200 Burrard Street

Vancouver, British Columbia

V6C 3L6

Telephone: 604.693.0177 Facsimile: 604.638.3525

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

TO THE SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the annual and special general meeting (the “Meeting”) of Bradner Ventures Ltd. (the “Company”) will be held at the Company’s offices located at Suite 1680, 200 Burrard Street, Vancouver, British Columbia, on Friday, July 31, 2009, at the hour of 10:00 am (Vancouver time) for the following purposes:

1.	to receive the audited financial statements of the Company for the financial year ended November 30, 2008, and accompanying report of the auditor;
2.	to appoint BDO Dunwoody LLP, as the auditors of the Company for the ensuing year and to authorize the board of directors of the Company to fix the auditors’ remuneration;
3.	to set the number of directors of the Company for the ensuing year at four (4) persons;
4.	to elect the directors of the Company to serve until the next annual general meeting of the Shareholders;
5.

to consider and, if thought fit, to approve a special resolution approving the increase of the maximum number of Common shares that the Company is authorized to issue from seventy-five million (75,000,000) to an unlimited number of Common shares without par value and approving the alteration of the Notice of Articles of the Company in accordance with the foregoing;

6.

to consider and, if thought fit, to approve a special resolution approving the increase of the maximum number of Preferred shares that the Company is authorized to issue from twenty-five million (25,000,000) to an unlimited number of Preferred shares without par value, issuable in one or more series, and authorizing the directors, by resolution, to alter the Articles of the Company and/or authorize the alteration of the Notice of Articles of the Company as the case may be, to determine the number of shares of such series that the Company is authorized to issue, to create an identifying name for the shares of such series, and to attach special rights or restrictions to the shares of such series and approving the alteration of the Notice of Articles of the Company in accordance with the foregoing;

7.

to consider and, if thought fit, to approve a special resolution to amend the Company’s existing Articles to authorize the directors of the Company, by resolution, to authorize an alteration of the Company’s Notice of Articles in order to change its name or adopt or change any translation of that name;

8.	to consider and, if thought fit, to approve a special resolution approving the consolidation of the issued and outstanding common shares of the Company on a one (1) for five (5) basis;
9.	consider and, if thought fit, to approve a special resolution approving the consolidation of the issued and outstanding common shares of the Company on a one (1) for ten (10) basis;

10.	consider and, if thought fit, to approve a special resolution approving the consolidation of the issued and outstanding common shares of the Company on a one (1) for twenty (20) basis; and
11.	to transact such further or other business as may properly come before the Meeting and any adjournment or postponement thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is supplemental to, and expressly made a part of, this Notice of Meeting.

The Company’s Board of Directors has fixed June 22, 2009 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof. Each registered shareholder at the close of business on that date is entitled to such notice and to vote at the Meeting in the circumstances set out in the accompanying Information Circular.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please complete, date and sign the accompanying form of proxy and deposit it with the Company’s transfer agent, Computershare, Proxy Department, 100 University Avenue, 9th Floor, Toronto, ON M5J 2Y1 by 10:00 a.m. (Vancouver time) on or before Wednesday, July 29, 2009, or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of the Meeting or any adjournment or postponement thereof.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia, this 22nd day of June, 2009.

By Order of the Board of

BRADNER VENTURES LTD.

“Richard Coglon”

Richard Coglon

President and Secretary

BRADNER VENTURES LTD.

1680 - 200 Burrard Street

Vancouver, British Columbia

V6C 3L6

Telephone: 604.682.0588

Facsimile: 604.638.3525

INFORMATION CIRCULAR

Dated June 22, 2009 (unless otherwise noted)

INTRODUCTION

This Information Circular accompanies the notice of annual and special general meeting (the “Notice”) and is furnished to the shareholders (the “Shareholders”) holding common shares (the “Common Shares”) in the capital of Bradner Ventures Ltd. (the “Company”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the Shareholders to be held at 10:00 am on Friday, July 31, 2009 at Suite 1680 - 200 Burrard Street, Vancouver, British Columbia or at any adjournment or postponement thereof.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by the Company will be conducted by mail and may be supplemented by telephone or other personal contact and such solicitation will be made without special compensation granted to the directors, regular officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining, from the principals of such persons, authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

Appointment of Proxy

Registered Shareholders are entitled to vote at the Meeting. A Shareholder is entitled to one vote for each Common Share that such Shareholder holds on June 22, 2009 (the “Record Date”) on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy are directors and/or officers of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR CORPORATION (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY.

In order to be voted, the completed form of proxy must be received by the Company’s registrar and transfer agent, Computershare (the “Transfer Agent”), at their offices located on the 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1, or by the Company at the address set forth above, by mail or fax, at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) prior to the scheduled time of the Meeting, or any adjournment or postponement thereof. Alternatively, the completed form of proxy may be deposited with the Chairman of the Meeting on the day of the Meeting, or any adjournment or postponement thereof.

A proxy may not be valid unless it is dated and signed by the Shareholder who is giving it or by that Shareholder’s attorney-in-fact duly authorized by that Shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer, or attorney-in-fact, for the corporation. If a form of proxy is executed by an attorney-in-fact for an individual Shareholder or joint Shareholders, or by an officer or attorney-in-fact for a corporate Shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially certified copy thereof, should accompany the form of proxy.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at anytime, before it is exercised, by an instrument in writing: (a) executed by that Shareholder or by that Shareholder’s attorney-in-fact authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chairman of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a Shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A Shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the Common Shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the Common Shares represented will be voted or withheld from the vote on that matter accordingly. The Common Shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for and if the Shareholder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the Common Shares on any matter, the Common Shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators or self-administered RRSP’s, RRIF’s, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements as set out in National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s Registrar and Transfer Agent as provided above; or

(b)

more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of a one page pre-printed form, the proxy authorization will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit a Non-Registered Holder to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Holder’s name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

There are two kinds of beneficial owners – those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Pursuant to National Instrument 54-101, issuers can obtain a list of their NOBOs from intermediaries for distribution of proxy-related materials directly to NOBOs.

This year, the Company has decided to take advantage of the provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result, NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our Transfer Agent, Computershare. These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone and internet voting as described on the VIF itself which contain, complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs they receive.

THESE SECURITY HOLDER MATERIALS MAY NOT BE SENT TO BOTH REGISTERED AND NON-REGISTERED OWNERS OF THE SECURITIES. IF YOU ARE A NON-REGISTERED OWNER, AND THE ISSUER OR ITS AGENT HAS SENT THESE MATERIALS DIRECTLY TO YOU, YOUR NAME AND ADDRESS AND INFORMATION ABOUT YOUR HOLDINGS OF SECURITIES HAVE BEEN OBTAINED IN ACCORDANCE WITH APPLICABLE SECURITIES REGULATORY REQUIREMENTS FROM THE INTERMEDIARY HOLDING ON YOUR BEHALF.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue 100,000,000 shares, divided into 75,000,000 common shares without par value, and 25,000,000 preference shares without par value. As of the Record Date, determined by the Company’s board of directors to be the close of business on June 22, 2009, a total of 31,058,259 Common Shares were issued and outstanding. Each Common Share carries the right to one vote at the Meeting. No preference shares are issued or outstanding.

Only registered Shareholders as of the Record Date are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

To the knowledge of the Company’s directors and executive officers, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, Common Shares carrying more than 10% of the voting rights attached to the outstanding Common Shares of the Company, other than as set forth below:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Richard Coglon	27,400,000	88.22%
CDS & Co.	863,450(2)	14.25%(2)

(1)            Based on 31,058,259 Common Shares issued and outstanding as of June 22, 2009. The Company believes that all persons hold legal title and the Company has no knowledge of actual Common Share ownership.

(2)             Management of the Company is unaware of the Beneficial Shareholders respecting the Common Shares registered in the name of CDS & Co.

NUMBER OF DIRECTORS

The articles of the Company provide for a board of directors of no fewer than three directors and no greater than a number as fixed or changed from time to time by majority approval from the Shareholders.

At the Meeting, Shareholders will be asked to pass an ordinary resolution to set the number of directors of the Company for the ensuing year at four. The number of directors will be approved if the affirmative vote of the majority of Common Shares present or represented by proxy at the Meeting and entitled to vote are voted in favour to set the number of directors at four.

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting, or until their successors are duly elected or appointed in accordance with the Company’s Articles or until such director’s earlier death, resignation or removal.

Management of the Company proposes to nominate the persons named in the table below for election by the Shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, is as follows: Richard Coglon (B.Com/LL.B): Mr. Coglon is a lawyer by profession, having practiced for some 15 years in the areas of corporate finance and securities law. In 1995, Mr. Coglon co-founded Velvet explorations, an oil and gas exploration and production company. In 2001, Velvet was sold in a “going private” transaction to El Paso Energy for UL$430 million. During the period 1995 - 2006, Mr. Coglon also served as a director and officer of various other reporting issuers, including TransGlobe Energy Corp., where he was responsible for initiating TransGlobes’s transition from a junior mining company to an oil exploration and production company, with a focus on “world class” oil exploration prospects in Yemen, from which it now produces in excess of 5000 bbls oil per day. In addition, Mr. Coglon served as the President and CEO of Heartland Oil and Gas, a Company focused at the time on developing large coal bed methane (CBM) prospects in Eastern Kansas. Mr. Coglon left Heartland in 2006, after the Company changed its focus from one of growth from exploration, to that of bringing into production that portion of its CBM assets that had proven economic at the time. Since 2006, Mr. Coglon’s primary focus has been on operating his privately owned “venture capital firm” which is involved in initiating and funding early stage growth companies in the energy, mining, technology and real estate sector. Over the past 10 years, Mr. Coglon has raised or assisted in raising in excess of $100 million for private and public early stage companies. Harvey Smith: Harvey Smith served as a group manager for Nedco, a division of Westburne Industries Ltd. from 1989 to 1992 and then as a vice president at Strategic Equity Corp., a Vancouver venture capital firm, from 1992 to 1995. From 1995 to 1999, Harvey served as a director of several publicly traded companies, including International Growth Technologies Inc, International Biowaste Inc. and Carmelita Resources Inc. Harvey is the President of RSM Inc., a private company which successfully operates www.esportsdesk.com, www.esportsdeskpro.com and www.rsmsportsmedia.com.

Mr. Smith is a founder and President of Cardticketing Services Inc. (CSI). He is responsible for client and partner acquisition, sales and marketing, and customer service. He graduated from McGill University in 1979 with a Bachelor of Commerce degree with a major in Finance & minor in Marketing. Mr. Smith is currently an avid skier, mountain biker, kayaker and swimmer.

Derek Smith: Derek Smith is the Vice President of RSM Inc., a privately held company that successfully operates www.esportsdesk.com, www.esportsdeskpro.com and www.rsmsportsmedia.com. Mr. Smith is a founder and acting Vice President of CardTicketing Services Inc. He implemented the new website and online ticket sales process, and manages the layout and logic that make up the ticketing system. Mr. Smith is also involved in sales, marketing and customer service. He graduated with distinction from McGill University in 2005 where he earned a Bachelor of Commerce, with a major in Information Systems.

Michael Sigal, B.A. (UBC), Diploma in Multimedia Production (Vancouver Film School), is the founder and VP Technical Development of Recreation Sports Management Inc., a privately held company that operates esportsdesk.com, esportsdeskpro.com and rsmsportsmedia.com. He is responsible for the vast majority of the website administration tools created on esportsdeskpro.com that make it a worldwide leader in the online administration of sport. As one of the founding members, he has seen the company grow from a small, unknown into one that is responsible for hundreds of thousands of participants in thousands of different organizations spanning all 6 continents. Mr. Sigal has worked in the computer industry for almost 20 years in various capacities including retail management, technical consultancy, and web development.

Name Province/State Country of Residence and Position(s) with the Company (1)	Principal Occupation Business or Employment for Last Five Years (1)	Periods during which Nominee has Served as a Director	Number of Common Shares Owned (1)
Richard Coglon British Columbia, Canada President, Secretary Chief Financial Officer Audit Committee Member and Director	President and Secretary of Bradner Ventures Ltd.; President of RLC Strategic Capital Management Corp.	November 26, 2001 to present	27,400,000
Harvey Smith British Columbia, Canada To be Nominated

President of Recreation Sports Management Inc. a private company which successfully operates www.esportsdesk.com, www.esportsdeskpro.com and www.rsmsportsmedia.com since 1990. Founder and President of Cardticketing Services Inc.

		To be Nominated	Nil
Derek Smith British Columbia, Canada To be Nominated

Vice President of Recreation Sports Management Inc. a privately held company that successfully operates www.esportsdesk.com, www.esportsdeskpro.com and www.rsmsportsmedia.com since 1990. Founder and acting Vice President of CardTicketing Services Inc.

		To be Nominated	Nil
Michael Sigal British Columbia, Canada To be Nominated

Founder and VP Technical Development of Recreation Sports Management Inc., Recreation Sports Management Inc. a privately held company that operates www.esportsdesk.com, www.esportsdeskpro.com and www.rsmsportsmedia.com since 1990.

		To be Nominated	Nil
(1)	Information has been furnished by the respective nominees individually.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the Common Shares represented by proxy for the election of any other persons as directors.

The Company operates with a standing audit committee, consisting of Richard Coglon and Anthony Knott.

STATEMENT OF EXECUTIVE COMPENSATION

General

For the purpose of this Information Circular:

“CEO” of the Company means each individual who acted as chief executive officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“CFO” of the Company means each individual who acted as chief financial officer of the Company or acted in a similar capacity for any part of the most recently completed financial year;

“Named Executive Officers” or “NEO” means:

(a)	a CEO;
(b)	a CFO;
(c)

each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year and whose total compensation was, individually, more than $150,000 as determined in accordance with subsection 1.3(6) of Form 51-102F6 Statement of Executive Compensation; or

(d)

any individual who would be a Named Executive Officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity at the end of the most recently completed financial year.

On September 18, 2008, the Canadian Securities Regulators announced the adoption of new rules under Form 51-102F6 Statement of Executive Compensation in respect of financial years ending on or after December 31, 2008. The disclosure contained in this part complies with the new rules. While the new rules require the compensation table to present compensation information for the Company’s three most recently completed financial years that end on or after December 31, 2008, in this first year of implementation a company is not required to include any comparative period disclosure.

Compensation Discussion and Analysis

During the Company’s most recently completed financial year, there were no standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the Named Executive Officers of the Company were compensated for services in their capacity as Named Executive Officers (including any additional amounts payable for committee participation or special assignments).

Option Based Awards

As of the Company’s most recently completed financial year, no compensation plans under which equity securities of the Company are authorized for issuance were created by the Company.

Summary Compensation Table

Particulars of compensation paid to each NEO in the most recently completed financial year is set out in the summary compensation table below:

Name and Principal Position	Year	Salary ($)	Share-based Awards(2) ($)	Option-based Awards(3) ($)	Non-equity Incentive Plan Compensation(1) ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long-term Incentive Plans
Richard Coglon President and CEO	2008	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Notes:

(1) “Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.

(2) “Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(3) “Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

Incentive Plan Awards

An “incentive plan” is any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period. An “incentive plan award” means compensation awarded, earned paid, or payable under an incentive plan.

Outstanding share-based awards and option-based awards

The Company has not granted any share-based awards and option-based awards to the NEOs of the Company during the most recently completed financial year.

Incentive plan awards – value vested or earned during the year

There were no incentive plan awards – value vested or earned during the most recently completed financial year.

Pension Plan Benefits

The Company does not currently have a defined benefit plan or any pension plans that provides for payments or benefits or, following, or in connection with retirement. No funds were set aside or accrued by the Company during the fiscal year ended December 31, 2008 to provide pension, retirement or similar benefits for its directors or officers pursuant to any existing plan provided or contributed to by the Company or its subsidiary.

Termination and Change of Control Benefits

The Company has no contract, agreement, plan or arrangement that provides for payments to a Named Executive Officer, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change of control of the Company or a change in the Named Executive Officer’s responsibilities.

Director Compensation

During the Company’s most recently completed financial year, there were no standard compensation arrangements, or other arrangements in addition to or in lieu of standard arrangements, under which the directors of the Company were compensated for services in their capacity as directors (including any additional amounts payable for committee participation or special assignments), or for services as consultants or experts.

Incentive Plan Awards For Directors

Outstanding Share-Based Awards and Option-Based Awards

There were no outstanding share-based awards and option-based awards at the end of the most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

There were no incentive plan awards – value vested or earned during the most recently completed fiscal year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

As of the Company’s most recently completed financial year, no compensation plans under which equity securities of the Company are authorized for issuance were created by the Company.

APPOINTMENT OF AUDITOR

At the Meeting, Shareholders will be asked to vote for the appointment of BDO Dunwoody LLP, Chartered Accountants, or such other Audit firm as may be approved by the Board, to serve as auditor of the Company for the Company’s fiscal year ending November 30, 2009, at a remuneration to be fixed by the Company’s Board of Directors.

BDO Dunwoody LLP (formerly Amisano Hanson), Chartered Accountants, was first appointed as auditor of the Company on January 8, 2004. The appointment was effective upon the resignation of Davidson & Company, Chartered Accountants, the Company’s prior auditor.

AUDIT COMMITTEE DISCLOSURE

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

Audit Committee Charter

The following Audit Committee Charter was adopted by the Board of Directors of the Company:

Mandate

The primary function of the audit committee (the “Committee”) is to assist the Company’s Board of Directors in fulfilling its financial oversight responsibilities by reviewing the financial reports and other financial information provided by the Company to regulatory authorities and shareholders, the Company’s systems of internal controls regarding finance and accounting and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Committee will encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Committee’s primary duties and responsibilities are to:

•	serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements;

•	review and appraise the performance of the Company’s external auditors; and
•	provide an open avenue of communication among the Company’s auditors, financial and senior management and the Board of Directors.

Composition

The Committee shall be comprised of a minimum three directors as determined by the Board of Directors. If the Company ceases to be a “venture issuer” (as that term is defined in MI 52-110), then all of the members of the Committee shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

If the Company ceases to be a “venture issuer” (as that term is defined in MI 52-110), then all members of the Committee shall have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Company’s Audit Committee Charter, the definition of “financially literate” is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Company’s financial statements.

The members of the Committee shall be elected by the Board of Directors at its first meeting following the annual shareholders’ meeting. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

Meetings

The Committee shall meet a least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer and the external auditors in separate sessions.

Responsibilities and Duties

To fulfill its responsibilities and duties, the Committee shall:

1.	Documents/Reports Review
(a)	review and update this Audit Committee Charter annually; and
(b)

review the Company’s financial statements, MD&A and any annual and interim earnings press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion, or review rendered by the external auditors.

2.	External Auditors
(a)

review annually, the performance of the external auditors who shall be ultimately accountable to the Company’s Board of Directors and the Committee as representatives of the shareholders of the Company;

(b)	obtain annually, a formal written statement of external auditors setting forth all relationships between the external auditors and the Company, consistent with Independence Standards Board

Standard 1;

(c)	review and discuss with the external auditors any disclosed relationships or services that may impact the objectivity and independence of the external auditors;
(d)

take, or recommend that the Company’s full Board of Directors take appropriate action to oversee the independence of the external auditors, including the resolution of disagreements between management and the external auditor regarding financial reporting;

(e)	recommend to the Company’s Board of Directors the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;
(f)	recommend to the Company’s Board of Directors the compensation to be paid to the external auditors;
(g)	at each meeting, consult with the external auditors about the quality of the Company’s accounting principles, internal controls and the completeness and accuracy of the Company’s financial statements;
(h)	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the present and former external auditors of the Company;
(i)	review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements; and
(j)

review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company’s external auditors. The pre-approval requirement is waived with respect to the provision of non-audit services if:

(i)

the aggregate amount of all such non-audit services provided to the Company constitutes not more than five percent of the total amount of revenues paid by the Company to its external auditors during the fiscal year in which the non-audit services are provided,

(ii)	such services were not recognized by the Company at the time of the engagement to be non-audit services, and
(iii)

such services are promptly brought to the attention of the Committee by the Company and approved prior to the completion of the audit by the Committee or by one or more members of the Committee who are members of the Board of Directors to whom authority to grant such approvals has been delegated by the Committee.

Provided the pre-approval of the non-audit services is presented to the Committee’s first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

3.	Financial Reporting Processes
(a)	in consultation with the external auditors, review with management the integrity of the Company’s financial reporting process, both internal and external;
(b)	consider the external auditors’ judgments about the quality and appropriateness of the Company’s accounting principles as applied in its financial reporting;

(c)	consider and approve, if appropriate, changes to the Company’s auditing and accounting principles and practices as suggested by the external auditors and management;
(d)	review significant judgments made by management in the preparation of the financial statements and the view of the external auditors as to appropriateness of such judgments;
(e)

following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information;

(f)	review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements;
(g)	review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented;
(h)	review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters;
(i)	review certification process;
(j)	establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and
(k)	establish a procedure for the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.
4.	Other
(a)	review any related-party transactions;
(b)	engage independent counsel and other advisors as it determines necessary to carry out its duties; and
(c)	to set and pay compensation for any independent counsel and other advisors employed by the Committee.

Composition of the Audit Committee

The Company’s Audit Committee will be comprised of three Directors. As defined in NI 52-110, Mr. Coglon who currently serves on the Committee is not “independent”. The Audit Committee to be appointed post AGM will all be comprised of person who are “financially literate”, as defined in NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Company’s Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in sections 2.4 or 8 of MI 52-110. Section 2.4 provides an exemption from the requirement that the Audit Committee must pre-approve all non-audit services to be provided by the auditor, where the total amount of fees related to the non-audit services are not expected to exceed 5% of the total fees payable to the auditor in the fiscal year in which the non-audit services were provided. Section 8 permits a company to apply to a securities regulatory authority for an exemption from the requirements of MI 52-110 in whole or in part.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as set out in the Audit Committee Charter of the Company. Please refer to page 3 of this Information Circular to review the terms of the Audit Committee Charter.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The fees paid by the Company to its auditor in each of the last two fiscal years, by category, are as follows:

Financial Year Ended November 30	Audit Fees	Audit Related Fees	Tax Fees	All Other Fees
2008	$14,224	$0	$0	$0
2007	$10,769	$0	$0	$0

The Company is relying on the exemption provided by section 6.1 of MI 52-110 which provides that the Company, as a venture issuer, is not required to comply with Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No current or former director, executive officer or employee is indebted to the Company as at the date of this Information Circular.

None of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, no: (a) director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, Common Shares or who exercises control or direction of Common Shares, or a combination of both carrying more than ten percent of the voting rights attached to the Common Shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of Common Shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of Common Shares.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

Pursuant to National Policy 58-101 Disclosure of Corporate Governance Practices, the Company is required to and hereby discloses its corporate governance practices as follows:

Board of Directors

The Board of Directors of the Company facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

Of the existing Directors, Mr. Knott is “independent” in that he is independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with the director’s ability to act with the best interests of the Company, other than the interests and relationships arising from shareholders. Mr. Coglon is the President and Secretary and Chief Financial Officer of the Company. As a result, Mr. Coglon is not independent.

Directorships

Mr. Coglon and Mr. Knott do not currently serve on the board of directors of any reporting issuer other than the Company.

Orientation and Continuing Education

The Board of Directors of the Company briefs all new directors with respect to the policies of the Board of Directors and other relevant corporate and business information. The Board does not provide any continuing education.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board of Directors conducts reviews with regard to the compensation of the directors and the CEO once a year. To make its recommendations on such compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

Other Board Committees

The Board of Directors has no other committees other than the Audit Committee, but such additional Committee’s may be formed as required at the direction of the Board.

Assessments

The Board of Directors regularly monitors the adequacy of information given to directors, communications between the board and management and the strategic direction and processes of the Board and its committees.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, no director or executive officer of the Company, who was a director or executive officer since the beginning of the Company’s last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of Common Shares or other securities in the Company or otherwise, in any matter to be acted upon at the Annual General and Special Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON AT ANNUAL GENERAL AND SPECIAL MEETING:

Alteration of Authorized Share Structure

The Company proposes to amend its Articles and Notice of Articles, to alter the authorized share structure of the Company to consist of: (a) an unlimited number of common shares without par value, and (b) an unlimited number of preference shares without par value, issuable in one or more series, with the number of shares in, and the special rights or restrictions attached to, such series to be designated by the directors, by resolution. The Company also proposes to amend its Articles to allow the directors, by resolution, to authorize an alteration of the Company’s Notice of Articles in order to change its name or adopt or change any translation of that name.

Management believes that authorizing the Company to issue an unlimited number of common shares and an unlimited number of preferred shares would benefit the Company by allowing for greater flexibility for future corporate activities. Among other things, management believes that adoption of this proposal would help to avoid the delays and expenses associated with convening a special general meeting to approve alterations to the Company’s authorized share structure to facilitate private placement financings involving the issuance of preference shares with specifically negotiated terms and conditions.

In light of the foregoing, the Shareholders will be asked to consider and, if thought fit, to approve the following as a special resolution requiring approval by at least two-thirds of the votes cast on the resolution:

“BE IT RESOLVED, AS A SPECIAL RESOLUTION, THAT:

(a)	the maximum number of Common Shares that the Company is authorized to issue be increased from seventy-five million (75,000,000) to an unlimited number of Common Shares without par value;
(b)	the maximum number of Preferred shares that the Company is authorized to issue be increased from twenty-five million (25,000,000) to an unlimited number of Preferred shares without par value;
(c)

the Preferred shares may include one or more series and, subject to the Business Corporations Act (British Columbia), the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and/or authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(i)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;
(ii)	create an identifying name for the shares of that series, or alter any such identifying name; and
(iii)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions;

(d)

the holders of Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Common shares or any other shares of the Company ranking junior to the Preferred shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series;

(e)

except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Preferred shares by the directors, holders of Preferred shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of the Company;

(f)	the directors of the Company be authorized, by resolution, to authorize an alteration of the Company’s Notice of Articles in order to change its name or adopt or change any translation of that name;
(g)	the Company’s Notice of Articles and Articles, as applicable, be altered accordingly as set out in Schedule “A” attached hereto;
(h)

any one director or officer of the Company be and is hereby authorized and directed, for and on behalf and in the name of the Company, to perform such acts and deeds and to execute and deliver all such documents, agreements and other writings, including the Notice of Alteration and any supporting documentation required for the purpose of giving effect to the true intent of these resolutions; and

(i)

the board of directors of the Company is hereby authorized, at any time in its absolute discretion, to determine whether or not to proceed with the above resolutions without further approval, ratification or confirmation by the shareholders.”

This amendment to the Notice of Articles shall take effect immediately on the date and time the Notice of Alteration of the Articles is filed with the Registrar of Companies (British Columbia).

Recommendation of Our Directors

Our directors have reviewed and considered all facts respecting the foregoing matters which they have considered to be relevant to the Shareholders. It is the unanimous recommendation of our directors that the Shareholders vote for passage of the foregoing resolutions.

Share Consolidation

At the Meeting, shareholders will be asked to consider, and if thought advisable, to pass three separate special resolutions (the full texts of which are set forth below) amending the Company’s share structure by consolidating the fully paid and issued Common Shares on a ratio of one (1) to five (5), one (1) to ten (10) and one (1) to twenty (20). The board of directors will then have the discretion to proceed with any one of the three consolidations. No fractional shares will be issued in connection with the consolidation and any fractional shares will be rounded up to the nearest whole number.

In accordance with the Business Corporations Act (British Columbia), the consolidations must be approved by a majority of not less than 75% of the votes cast at the Meeting on the resolution approving the consolidations.

The board of directors of the Company recommends that the shareholders vote in favour of the three consolidation resolutions.

The following is the text of the special resolutions which will be put forward at the Meeting:

Resolution #1 – Consolidation on a one (1) to five (5) Basis

“RESOLVED, as special resolutions, that:

1.

The Company’s authorized share structure and its Notice of Articles be altered by consolidating the issued and outstanding fully paid and issued Common Shares without par value by a ratio of one (1) to five (5), with any fractional shares resulting therefrom being rounded up to the nearest whole number;

2.	Subject to paragraph 3 below, the solicitors for the Company are authorized and directed to prepare and electronically file, if required, a Notice of Alteration with the Registrar of Companies;
3.	The Notice of Alteration, if required, shall not be filed with the Registrar of Companies unless and until this resolution has been deposited at the Company’s records office; and
4	Any director or officer of the Company is authorized to do and perform all acts and things including the execution of all documents necessary to give effect to these resolutions.”.

Resolution #2 – Consolidation on a one (1) to ten (10) Basis

“RESOLVED, as special resolutions, that:

1.

The Company’s authorized share structure and its Notice of Articles be altered by consolidating the issued and outstanding fully paid and issued Common Shares without par value by a ratio of one (1) to five (5), with any fractional shares resulting therefrom being rounded up to the nearest whole number;

2.	Subject to paragraph 3 below, the solicitors for the Company are authorized and directed to prepare and electronically file, if required, a Notice of Alteration with the Registrar of Companies;
3.	The Notice of Alteration, if required, shall not be filed with the Registrar of Companies unless and until this resolution has been deposited at the Company’s records office; and
4	Any director or officer of the Company is authorized to do and perform all acts and things including the execution of all documents necessary to give effect to these resolutions.”.

Resolution #3 – Consolidation on a one (1) to twenty (20) Basis

“RESOLVED, as special resolutions, that:

1.

The Company’s authorized share structure and its Notice of Articles be altered by consolidating the issued and outstanding fully paid and issued Common Shares without par value by a ratio of one (1) to five (5), with any fractional shares resulting therefrom being rounded up to the nearest whole number;

2.	Subject to paragraph 3 below, the solicitors for the Company are authorized and directed to prepare and electronically file, if required, a Notice of Alteration with the Registrar of Companies;

3.	The Notice of Alteration, if required, shall not be filed with the Registrar of Companies unless and until this resolution has been deposited at the Company’s records office; and
4	Any director or officer of the Company is authorized to do and perform all acts and things including the execution of all documents necessary to give effect to these resolutions.”.

Recommendation of Our Directors

Our directors have reviewed and considered all facts respecting the foregoing matters which they have considered to be relevant to Shareholders. It is the unanimous recommendation of our directors that Shareholders vote for passage of the foregoing resolutions.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company at its office by mail at the address set out on Page 1 of this Information Circular to request copies of the Company’s financial statements and the related Management’s Discussion and Analysis (the “MD&A”). Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

OTHER MATTERS

Management is not aware of any matters to come before the Meeting other than those set forth in the Notice. If any other matter properly comes before the Meeting, it is the intention of the Designated Persons to vote the Common Shares represented thereby in accordance with their best judgment on such matter.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto and to the appropriate regulatory agencies, has been authorized by the board of the Company.

Dated at Vancouver, British Columbia the 22nd day of June, 2009.

ON BEHALF OF THE BOARD OF

BRADNER VENTURES LTD.

“Richard Coglon” Richard Coglon

President and Secretary

Schedule “A”

The Articles of the Company be amended and restated by including the following paragraphs:

PART 23 – NAME CHANGES

23.1	Change of Name

The board of directors of the Company may by resolution authorize an alteration of the Company’s Notice of Articles in order to change its name or adopt or change any translation of that name.

PART 24 – SPECIAL RIGHTS AND RESTRICTIONS

24.1	Preferred Shares Issuable in a Series

The Preferred shares may include one or more series and, subject to the Business Corporations Act, the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(a)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;
(b)	create an identifying name for the shares of that series, or alter any such identifying name; and
(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.
24.2	Dissolution or winding up

The holders of Preferred shares shall be entitled, on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, to receive, before any distribution is made to the holders of Voting Common shares or any other shares of the Company ranking junior to the Preferred shares with respect to the repayment of capital on the liquidation or dissolution of the Company, whether voluntary or involuntary, or on any other distribution of its assets among its shareholders for the purpose of winding up its affairs, the amount paid up with respect to each Preferred share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, which for such purpose shall be calculated as if such dividends were accruing on a day-to-day basis up to the date of such distribution, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Preferred shares of the amounts so payable to them, they shall not, as such, be entitled to share in any further distribution of the property or assets of the Company, except as specifically provided in the special rights and restrictions attached to any particular series. All assets remaining after payment to the holders of Preferred shares as aforesaid shall be distributed rateably among the holders of the Voting Common shares.

BRADNER VENTURES LTD.

Computershare

9th Floor, 100 University Avenue

Toronto, Ontario M5J 2Y1

www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual and Special Meeting to be held on July 31, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:00 am, Pacific Time, on July 29, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone	To Vote Using the Internet
Call the number listed BELOW from a touch tone telephone.	Go to the following web site:
1-866-732-VOTE (8683) Toll Free	www.investorvote.com

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy.

Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 123456 HOLDER ACCOUNT NUMBER C1234567890 ACCESS NUMBER 12345

Appointment of Proxyholder I/We, being holder(s) of Bradner Ventures Ltd. hereby appoint: Richard Coglon, or failing him Kim Lloyd,			OR	Print the name of the person you are appoint if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual and Special Meeting of shareholders of Bradner Ventures Ltd. to be held at 200 Burrard Street, Suite 1680, Vancouver, BC on July 31, 2009 at 10:00 am (Pacific Time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.
							For	Against
1. Set the Number of Directors To set the number of Directors at four (4).							[ ]	[ ]

2. Election of Directors	For	Withhold		For	Withhold		For	Withhold
01. Richard Coglon	[ ]	[ ]	02. Derek Smith	[ ]	[ ]	03. Harvey Smith	[ ]	[ ]
04. Michael Sigel
							For	Withhold
3. Appointment of Auditors Appointment of BDO Dunwoody LLP as the auditors of the Company for the ensuing year and authorzing the directors to fix their remuneration.							[ ]	[ ]
							For	Against
4. Share Consolidation on a 1:5 Basis To approve the consolidation of the Company’s shares at the discretion of the Board on a 1:5 basis.							[ ]	[ ]

5. Share Consolidation on a 1:10 Basis To approve the consolidation of the Company’s shares at the discretion of the Board on a 1:10 basis.							[ ]	[ ]

6. Share Consolidation on a 1:20 Basis To approve the consolidation of the Company’s shares at the discretion of the Board on a 1:20 basis.							[ ]	[ ]

7. Alteration of Authorized Share Structure
To consider and, if thought fit, to approve a special resolution approving as one resolution the following:

(a) the increase of the maximum number of Common shares that the Company is authorized to issue from seventy-five million (75,000,000) to an unlimited number of Common shares without par value and the increase of the maximum number of Preferred shares that the Company is authorized to issue from twenty-five million (25,000,000) to an unlimited number of Preferred shares without par value, issuable in one or more series, and authorizing the directors, by resolution, to alter the Articles of the Company and/or authorize the alteration of the Notice of Articles of the Company as the case may be, to determine the number of shares of such series that the Company is authorized to issue, to create an identifying name for the shares of such series, and to attach special rights or restrictions to the shares of such series and approving the alteration of the Notice of Articles of the Company in accordance with the foregoing; and

(b) the amendment to the Company’s existing Articles to authorize the directors of the Company, by directors resolution, to authorize an alteration of the Company’s Notice of Articles in order to change its name or adopt or change any translation of that name;

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Authorized Signture(s) – This section must be completed by your instructions to be executed

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If No voting instructions are indicated above, this Proxy will be voted as recommended by Management.

				Signature(s)			Date ___________________

BRADNER VENTURES LTD.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 Continuous Disclosure Obligations mandates that Bradner Ventures Ltd. (the “Company”) send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Company’s annual financial statements and related MD&A and/or interim financial statements and related MD&A (collectively, the “Statements”), in accordance with the procedures set out in National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer. If you wish to receive either or both of the Statements, you must complete this form and forward it to the Company’s transfer agent at the following address:

COMPUTERSHARE

510 Burrard Street, 2nd Floor

Vancouver, BC V6C 3B9

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements (registered holders are those with shares registered in their name; beneficial owners have their shares registered in an agent, broker, or bank’s name).

*******

If you wish to receive Statements of the Company, please complete below and return. Yes, I would like to receive:

Interim Financial Statements and MD&A
Annual Financial Statements and MD&A

(Please PRINT your name and address)

(First Name and Surname)

(Number and Street) (Apartment/Suite)

(City, Province/State)

(Postal Code)

(Email Address)
Signed:
(Signature of Shareholder)
Dated:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BRADNER VENTURES LTD.

/s/ Richard Coglon

Richard Coglon

President

Date: July 7, 2009